BAKER DONELSON CENTER ● SUITE 800 ● 211 COMMERCE STREET ● NASHVILLE, TENNESSEE 37201

● 615.726.5600 ● bakerdonelson.com

LORI METROCK, SHAREHOLDER

Direct Dial: 615.726.5768

Direct Fax: 615.744.5768

E-Mail Address: lmetrock@bakerdonelson.com

February 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Jessica Livingston

RE:	Franklin Financial Network, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 24, 2018
File No. 333-209527

Dear Ms. Livingston:

This letter is provided on behalf of Franklin Financial Network, Inc. (sometimes referred to herein as the “Company,” “FFN,” “we” or “our”) in response to the oral comments communicated by you to the undersigned on February 20, 2018 relating to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-4 (as amended, the “Registration Statement”). For your convenience, I have summarized our understanding of your oral comments in italicized font below followed by our response in regular font. The Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this letter. Capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the Registration Statement.

Comment

1.    Please enhance your disclosure regarding FFN and Civic’s reasons why each party continued to believe the merger was in the best interests of each party and their respective shareholders given the passage of time between the date the merger agreement was signed by the parties and the proposed consummation of the merger and the increase in FFN’s stock price since the merger agreement was executed.

ALABAMA ● FLORIDA ● GEORGIA ● LOUISIANA ● MARYLAND ● MISSISSIPPI ● SOUTH CAROLINA ● TENNESSEE ● TEXAS ● VIRGINIA ● WASHINGTON, D.C.

February 26, 2018

Response

In Amendment No. 2, we have added disclosure in “PROPOSAL NO. 1—THE MERGER—Background of the Merger” to provide cross-references to the disclosures under the headings “—FFN’s Reasons for the Merger” and “—Civic’s Reasons for the Merger; Recommendation of the Merger by the Civic Board of Directors,” which provide a list of factors considered by each party’s respective board of directors in approving each of the three amendments to the merger agreement and, as to Civic’s board of directors, in recommending that Civic’s shareholders approve the merger, given the passage of time since the merger agreement was initially executed in December 2015. Such disclosure includes the consideration given by each party with respect to the increase in FFN’s stock price above the range of values set forth in the merger agreement for the FFN Market Price. Specifically, as set forth on page 27 of Amendment No. 2, Civic’s board of directors considered (among other factors noted in such disclosure) “the performance of FFN’s stock price, including as the same relates to the range of values contained in the merger agreement for the FFN Market Price.” As set forth on page 29 of Amendment No. 2, FFN’s board of directors considered (among other factors noted in such disclosure) “[a]ny potential increase in the merger consideration on a per share basis to the Civic shareholders as a result of the increase in FFN’s stock price above the range of values contained in the merger agreement for the FFN Market Price represents an increase in value that such Civic shareholders would have realized had they been FFN shareholders during the period of time the merger has been delayed.”

Comment

2.    Please disclose whether and how the Memorandum of Understanding (“MOU”) FSB entered into with the Federal Reserve Bank of Atlanta on November 3, 2016 impacted the merger discussions and considerations of the parties with respect to the advisability of proceeding with the proposed merger and Civic’s recommendation that its shareholders approve the merger agreement.

Response

In Amendment No. 2, we have added disclosure in “PROPOSAL NO. 1—THE MERGER—Background of the Merger” with respect to the MOU and the agreement FFN entered into with the Board of Governors of the Federal Reserve System (the “Agreement”) under section 4(m)(2) of the Bank Holding Company Act, including disclosure of Civic’s periodic meetings with FFN and FSB to monitor FFN and FSB’s progress with respect to the items noted in the MOU and the Agreement. As Civic monitored FFN and FSB’s progress with respect to the items noted in the MOU and the Agreement, Civic continued to believe and continues to believe that the merger was and is in the best interests of Civic and its shareholders for the reasons described in “PROPOSAL NO. 1—THE MERGER—Civic’s Reasons for the Merger; Recommendation of the Merger by the Civic Board of Directors.” Accordingly, the existence of the MOU and the Agreement has not changed Civic’s recommendation that Civic’s shareholders approve the merger agreement. The entry into the MOU and the Agreement did not change FFN or FSB’s continued belief that the merger was in the best interests of FFN and FSB and their respective shareholders for the reasons described in “PROPOSAL NO. 1—THE MERGER—FFN’s Reasons for the Merger.”

February 26, 2018

Please contact me at (615) 726-5768 if you have any questions regarding these responses.

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Lori Metrock
Lori Metrock

cc:	Richard E. Herrington, President and Chief Executive Officer